Exhibit 99.1

Acasti Pharma Announces Public Equity Offering

Laval, Quebec — October 3, 2018 — Acasti Pharma Inc. (NASDAQ: ACST) (TSXV: ACST) (the “Company” or “Acasti”) is pleased to announce that it has filed a preliminary short form prospectus in connection with an overnight marketed public offering (the “Offering”) of common shares in the capital of the Company (“Common Shares”). The Offering will be conducted by a Canadian underwriter (the “Underwriter”). The pricing and number of Common Shares will be determined in the course of marketing.

The Company will also grant the Underwriter an over-allotment option to purchase at the offering price up to that number of additional Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days after the closing date of the Offering.

The Offering is being made pursuant to a short-form prospectus filed in each of the provinces of Québec, Ontario, Alberta, Manitoba and British Columbia, and otherwise by private placement exemption in those jurisdictions where the Offering can lawfully be made, including the United States and Europe. The Common Shares will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements including pursuant to Rule 144A or to Institutional Accredited Investors pursuant to Regulation D of the United States Securities Act of 1993, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The net proceeds received by the Company from the Offering, together with cash on hand, are intended to be used by the Company for the further development of CaPre and to complete the Company’s Phase 3 program through to topline results, including completion of clinical site activation, patient enrollment and randomization, and production of clinical materials (both CaPre and placebo) for the Company’s Phase 3 program; planning and initiation of the Company’s regulatory (NDA) submission; expansion of business development activities; working capital; and other general corporate purposes.

On October 3, 2018, the Company also commenced a separate and concurrent underwritten public offering of common shares in the United States (the “U.S. Offering”). The size and terms of the U.S. Offering will be determined at the time of pricing of the U.S. Offering.

The Offering is scheduled to close on or about the week of October 22, 2018, and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the TSX Venture Exchange (“TSXV”) and the NASDAQ Stock Market (“NASDAQ”). Until such time as an underwriting agreement is entered into, the Underwriter is under no obligation to underwrite, sell or purchase any securities of the Company or to enter into any such transaction.

About Acasti

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The Company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies (REDUCE-IT and STRENGTH). Acasti may need to conduct at least one additional clinical trial to expand CaPre’s indications to this segment. Acasti’s strategy is to commercialize CaPre in the U.S. and the Company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forwardlooking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “should,” “may,” “will,” “plans,” “continue” or other similar expressions to be uncertain and forward looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre, including the timing and results of those trials; the timing and the outcome of licensing negotiations; CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG), and, Acasti’s ability to fund its continued operations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:	U.S. Contact:
Jan D’Alvise President & Chief Executive Officer 450-686-4555 info@acastipharma.com www.acastipharma.com	Crescendo Communications, LLC 212-671-1020 ACST@crescendo-ir.com